Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-207525
March 28, 2016

Omnicom Group Inc. and Omnicom Capital Inc.

$1,400,000,000 3.600% Senior Notes due 2026

Pricing Term Sheet

Co-Issuers:	Omnicom Group Inc. Omnicom Capital Inc.
Ratings*:	Moody’s: Baa1 (stable) S&P: BBB+ (stable)
Title of Securities:	3.600% Senior Notes due 2026
Principal Amount:	$1,400,000,000
Coupon:	3.600% per annum
Interest Payment Dates:	Semi-annually on each April 15 and October 15
Initial Interest Payment Date:	October 15, 2016
Maturity Date:	April 15, 2026
Benchmark Treasury:	1.625% due February 15, 2026
Benchmark Treasury Yield:	1.861%
Spread to Benchmark Treasury:	+ 175 basis points
Yield to Maturity:	3.611%
Price to Public (Issue Price):	99.907%
Optional Redemption:	Prior to the date that is three months prior to the maturity date, the notes will be redeemable, as a whole or in part, at the Issuers’ option, at any time or from time to time at a redemption price equal to 100% of the principal amount of the notes plus a make-whole premium (calculated at a rate equal to the sum of the applicable Treasury Rate plus 30 basis points), together with accrued and unpaid interest thereon to the redemption date. On or after such date, the notes will be redeemable, as a whole or in part, at the Issuers’ option, at any time or from time to time at a redemption price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest thereon to the redemption date.
Trade Date:	March 28, 2016
Settlement Date (T+7):	April 6, 2016
CUSIP:	68217F AA0
ISIN:	US68217FAA03
Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

BNP Paribas Securities Corp. HSBC Securities (USA) Inc. U.S. Bancorp Investments, Inc.
Co-Managers:

Mitsubishi UFJ Securities (USA), Inc.

Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Barclays Capital Inc.

BBVA Securities Inc.

Danske Markets Inc.

ING Financial Markets LLC

Mizuho Securities USA Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

The Governor and Company of the Bank of Ireland

Lloyds Securities Inc.

nabSecurities, LLC

ANZ Securities, Inc.

Comerica Securities, Inc.

KeyBanc Capital Markets Inc.

Scotia Capital (USA) Inc.

Standard Chartered Bank

TD Securities (USA) LLC

UniCredit Capital Markets, LLC

The Williams Capital Group, L.P.

*An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, supervision, reduction or withdrawal at any time by Moody’s or Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.

The issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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